

March 9, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Themes ETF Trust
        Issuer CIK: 0001976322
        Issuer File Number: 333-271700 / 811-2387
        Form Type: 8-A12B
        Filing Date: March 9, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Leverage Shares 2x Long World Stock Daily ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications